UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number:  000-49650

A/S STEAMSHIP COMPANY TORM
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is a copy of Announcement No. 21 - 2008 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on November 21, 2008.

Exhibit 1

ANNOUNCEMENT NO 21 - 2008

21 November 2008

Decision to convene an extraordinary general meeting requesting the shareholders to authorize the Board of directors to distribute interim dividends

In connection with the approval of the interim report for the third quarter of 2008, and with reference to the historically good result combined with the development of the share price the Board of directors has decided to convene an extraordinary general meeting in order to request the shareholders to grant authority to the Board of directors enabling it to make an interim dividend distribution of DKK 4.50 per share in TORM of a nominal value of DKK 5.

TORM will as soon as possible announce further details concerning the extraordinary general meeting.

Contact	A/S Dampskibsselskabet TORM Tuborg Havnevej 18 DK-2900 Hellerup Denmark	Telephone: +45 39 17 92 00 Mikael Skov, CEO Roland M. Andersen, CFO

                                                                                          ANNOUNCEMENT NO. 21 - 2008

21 NOVEMBER 2008                                         A/S DAMPSKIBSSELSKABET TORM – DISTRIBUTION OF INTERIM DIVIDEND                                                                            1/1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A/S STEAMSHIP COMPANY TORM (registrant)

Dated: November 24, 2008	By:	/s/ Mikael Skov
Name: Mikael Skov
Title: Interim Chief Executive Officer

SK 03810 0001 940904